Filed by Hess Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Form S-4 No. 333-277356

Subject Company: Hess Corporation

Commission File No.: 001-01204

Date: April 29, 2024

The below email was sent to employees of Hess Corporation (“Hess”) on April 29, 2024 by Hess management in connection with the proposed acquisition of Hess by Chevron Corporation.

Merger Update

We have achieved another important milestone as we work toward Legal Close of our proposed merger with Chevron. The U.S. Securities and Exchange Commission (SEC) has completed its review and Hess has just filed its definitive proxy statement, which includes information about a special meeting for Hess shareholders on May 28 to vote on the proposed merger. This special meeting is separate from the regular annual meeting of shareholders taking place on May 15.

We continue to work with the U.S. Federal Trade Commission (FTC) on its request for additional information and anticipate obtaining all necessary shareholder and regulatory approvals by the middle of 2024. In terms of the arbitration with ExxonMobil and CNOOC relating to a right of first refusal (ROFR) provision in the Stabroek joint operating agreement, Hess is seeking to have the merits of the arbitration heard by the third quarter of 2024 and to complete the arbitration by the end of 2024.

While we cannot predict the actual date for closing, Chevron and Hess are confident that our position will prevail in arbitration and are working to complete the merger as soon as practicable. In the meantime, our focus remains on safe, reliable, and responsible operations and strong performance.

Thank you for your support and commitment to our company.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these statements and other forward-looking statements in this document by words such as “expects,” “focus,” “intends,” “anticipates,” “plans,” “targets,” “poised,” “advances,” “drives,” “aims,” “forecasts,” “believes,” “approaches,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “progress,” “may,” “can,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “commits,” “on track,” “objectives,” “goals,” “projects,” “strategies,” “opportunities,” “potential,” “ambitions,” “aspires” and similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the potential transaction, including the expected time period to consummate the potential transaction, and the anticipated benefits (including synergies) of the potential transaction. All such forward-looking statements are based upon current plans, estimates, expectations, and ambitions that are subject to risks, uncertainties, and assumptions, many of which are beyond the control of Chevron and Hess, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by Chevron and Hess; potential delays in consummating the potential transaction, including as a result of regulatory proceedings or the ongoing arbitration proceedings regarding preemptive rights in the Stabroek Block joint operating agreement; risks that such ongoing arbitration is not satisfactorily resolved and the potential transaction fails to be consummated; Chevron’s ability to integrate Hess’ operations in a successful manner and in the expected time period; the possibility that any of the anticipated benefits and projected synergies of the potential transaction will not be realized or will not be realized within the expected time period; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks that the anticipated tax treatment of the potential transaction is not obtained; unforeseen or unknown liabilities; customer, shareholder, regulatory and other stakeholder approvals and support; unexpected future capital expenditures; potential litigation relating to the potential transaction that could be instituted against Chevron and Hess or their respective directors; the possibility that the potential transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the effect of the announcement, pendency or completion of the potential transaction on the parties’ business relationships and business generally; risks that the potential transaction disrupts current plans and operations of Chevron or Hess and potential difficulties in Hess employee retention as a result of the potential transaction, as well as the risk of disruption of Chevron’s or Hess’ management and business disruption during the pendency of, or following, the potential transaction; changes to the company’s capital allocation strategies; uncertainties as to whether the potential transaction will be consummated on the anticipated timing or at all, or if consummated, will achieve its anticipated economic benefits, including as a result of risks associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the potential transaction and that are not waived or otherwise satisfactorily resolved; changes in commodity prices; negative effects of the announcement of the potential transaction, and the pendency or completion of the proposed acquisition on the market price of Chevron’s or Hess’ common stock and/or operating results; rating agency actions and Chevron’s and Hess’ ability to access short- and long-term debt markets on a timely and affordable basis; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; labor disputes; changes in labor costs and labor difficulties; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Hess’ control; legislative, regulatory and economic developments targeting public companies in the oil and gas industry; and the risks described in (i) Part I, Item 1A “Risk Factors” of (a) Chevron’s Annual Report on Form 10-K for the year ended December 31, 2023 and (b) Hess’ Annual Report on Form 10-K for the year ended December 31, 2023, (ii) Hess’ definitive proxy statement in connection with the potential transaction, and (iii) other filings of Chevron and Hess with the U.S. Securities and Exchange Commission (“SEC”). Other unpredictable or factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Chevron nor Hess assumes an obligation to update any forward-looking statements, except as required by law. You are cautioned not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes. These forward-looking statements speak only as of the date hereof.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the potential transaction, Chevron filed a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Hess. The registration statement was declared effective on April 26, 2024. Chevron filed a prospectus on April 26, 2024, and Hess filed a definitive proxy statement on April 26, 2024. Hess commenced mailing of the definitive proxy statement/prospectus to stockholders of Hess on or about April 26, 2024. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Hess may file with the SEC and send to Hess’ stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND HESS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Chevron or Hess through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors. Copies of the documents filed with the SEC by Hess will be available free of charge on Hess’ website at http://www.hess.com/investors.

PARTICIPANTS IN THE SOLICITATION

Chevron, Hess, their respective directors and certain of their respective executive officers may be deemed to be “participants” (as defined under Section 14(a) of the Securities Exchange Act of 1934) in the solicitation of proxies from shareholders of Hess with respect to the potential transaction. Information about the identity of Chevron’s (i) directors is set forth in the section entitled “director summary” on page 9 of Chevron’s proxy statement on Schedule 14A filed with the SEC on April 10, 2024 (and available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/93410/000119312524091327/d557504ddef14a.htm#toc557504_6a) and (ii) executive officers is set forth in the section entitled “Information about our Executive Officers at February 26, 2024” on page 31 of Chevron’s Annual Report on Form 10-K filed with the SEC on February 26, 2024 (and available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/93410/000009341024000013/cvx-20231231.htm#ib7903ee4cd7540d8ab5b70d4bf454edd_178). Information about the compensation of Chevron’s non-employee directors is set forth in the section entitled “2023 non-employee director compensation” starting on page 25 of Chevron’s proxy statement on Schedule 14A filed on April 10, 2024 (and available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/93410/000119312524091327/d557504ddef14a.htm#toc557504_10). Information about the compensation of Chevron’s named executive officers is set forth in the section entitled “compensation discussion and analysis” starting on page 49 of Chevron’s proxy statement on Schedule 14A filed with the SEC on April 10, 2024 (and available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/93410/000119312524091327/d557504ddef14a.htm#toc557504_35) and the Current Report on Form 8-K filed with the SEC on February 2, 2024 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/93410/000009341024000007/cvx-20240130.htm). Transactions with related persons (as defined in Item 404 of Regulation S-K promulgated under the Securities Act of 1933) are disclosed in the section entitled “related person transactions” on page 105 of Chevron’s proxy statement on Schedule 14A filed with the SEC on April 10, 2024 (and available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/93410/000119312524091327/d557504ddef14a.htm#toc557504_50). Information about the beneficial ownership of Chevron securities by Chevron’s directors and named executive officers is set forth in the section entitled “security ownership of certain beneficial owners and management” starting on page 102 of Chevron’s proxy statement on Schedule 14A filed with the SEC on April 10, 2024 (and available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/93410/000119312524091327/d557504ddef14a.htm#toc557504_47).

Information about the identity of Hess’ (i) directors is set forth in the section entitled “Director Nominees” on page v of Hess’ proxy statement on Schedule 14A filed with the SEC on April 5, 2024 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312524088446/d520445ddef14a.htm#toc520445_11) and (ii) executive officers is set forth in the section entitled “Information about our Executive Officers” on page 18 of

Hess’ Annual Report on Form 10-K filed with the SEC on February 26, 2024 (and available at https://www.sec.gov/Archives/edgar/data/4447/000162828024006845/hes-20231231.htm#ia1d039205cfa47fd9abb4a2a0a824bd0_22). Information about the compensation of Hess’ non-employee directors is set forth in the section entitled “Director Compensation” on page 20 of Hess’ proxy statement on Schedule 14A filed with the SEC on April 5, 2024 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312524088446/d520445ddef14a.htm#toc520445_32). Information about the compensation of Hess’ named executive officers is set forth in the section entitled “Compensation Discussion and Analysis” starting on page 21 of Hess’ proxy statement on Schedule 14A filed with the SEC on April 5, 2024 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312524088446/d520445ddef14a.htm#toc520445_34) and the Current Report on Form 8-K filed with the SEC on March 8, 2024 (and available at: https://www.sec.gov/Archives/edgar/data/4447/000119312524063665/d741455d8k.htm). Transactions with related persons (as defined in Item 404 of Regulation S-K promulgated under the Securities Act of 1933) are disclosed in the section entitled “Related Party Transactions” on page 9 of Hess’ proxy statement on Schedule 14A filed with the SEC on April 5, 2024 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312524088446/d520445ddef14a.htm#toc520445_25).

Additional information about Hess’ directors and executive officers with respect to the proposed transaction is available in Hess’ definitive proxy statement for the transaction, including under the sections entitled “The Merger—Hess Board’s Recommendations and Its Reasons for the Merger,” “The Merger—Interests of Directors and Executive Officers,” “The Merger—Director and Officer Indemnification,” “The Merger Agreement—Merger Consideration—Treatment of Hess Equity Awards,” “Special Meeting—Voting by Hess’ Directors and Executive Officers,” and “Non-Binding, Advisory Vote on Merger-Related Compensation for Hess’ Named Executive Officers.”

Information about the beneficial ownership of Hess securities by Hess’ directors and named executive officers is set forth in the section entitled “Ownership of Equity Securities by Management” on page 19 of Hess’ proxy statement on Schedule 14A filed with the SEC on April 5, 2024 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312524088446/d520445ddef14a.htm#toc520445_31) and the section entitled “The Merger—Share Ownership of Directors, Executive Officers and Certain Beneficial Owners of Hess” on page 75 of Hess’ definitive proxy statement. To the extent that Hess’ directors and executive officers and their respective affiliates have acquired or disposed of security holdings since the applicable “as of” date disclosed in the definitive proxy statement for the transaction, such transactions have been or will be reflected on Statements of Change in Ownership on Form 4, Initial Statements of Beneficial ownership on Form 3, or amendments to beneficial ownership reports on Schedules 13G filed with the SEC.

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